Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402-2015
Tel: 612-349-8500 Fax: 612-339-4181
www.rkmc.com

                              JOHN R. HOUSTON
                              612-349-8285
                              jrhouston@rkmc.com

July 27, 2005

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re:	Golf Galaxy, Inc. Amendment No. 3 to Registration Statement on Form S-1 Registration No. 333-125007

Dear Mr. Owings:

        Transmitted herewith for filing on behalf of Golf Galaxy, Inc. (the "Registrant") is Amendment No. 3. (the "Amendment") to the Registrant's Registration Statement on Form S-1 (the "Registration Statement"), marked to show changes effected by the Amendment. The Amendment is filed for the sole purpose of revising the fee calculation table to state the registration fee in accordance with Rule 457(a) of the Securities Act of 1933, as amended, and to register the additional dollar amount attributable to the value of the shares previously registered assuming the maximum price of the previously indicated range. With the exception of updating the date of the preliminary prospectus, no other changes are reflected in the amendment.

        We would very much appreciate hearing from the staff that the Registration Statement remains cleared to go effective on Thursday, July 28, 2005. Please telephone the undersigned at 612-349-8285 or Anne Rosenberg at 612-349-8508 with any further questions or comments, request for information or advice with respect to the Registration Statement.

Very truly yours,

/s/ JOHN R. HOUSTON

John R. Houston

cc:	William Choi Scott Anderegg Yong Kim Randall K. Zanatta